SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer


ambev
3Q22 Earnings Call
October 27th, 2022

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the third quarter of 2022 (3Q22). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the third quarter and the respective press release, both available on the U.S. Securities and Exchange Commission – SEC and the CVM website. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the third quarter of 2021 (3Q21). Values in this release may not add up due to rounding.

Consistent implementation of strategy

+1.3% vs LY Consolidated volumes

+17.4% vs LY Net revenue/HL

Premium brands mix

BEES

+10.6% EBITDA vs LY

Consistent implementation of strategy

- +1.3% vs LY Consolidated volumes
- +17.4% vs LY Net revenue/HL
- Premium brands mix
- BEES
- +10.6% EBITDA vs LY

Macro volatility

- High inflation
- Supply chain constraints

CAC



-18.7% Volume vs LY


Corona Extra
Michelob ULTRA
BEES

Canada



+3.4% Volume vs LY


Corona Extra
STELLA ARTOIS
STELLA ARTOIS
Corona Extra

LAS



+4.5% Volume vs LY


STELLA ARTOIS
Corona Extra
BEES

Brazil NAB

Volumes grew over 10%...

3Q volumes



+10.2%
8.0
+1.7 mhl
3Q19
3Q20
3Q21
3Q22

... with a very well positioned portfolio...

... and BEES allowing us to serve more customers



+5.6%
3Q21
3Q22

Rolling 12 months volumes (million HL)


+13.1
93
1Q2019
2Q2019
3Q2019
4Q2019
1Q2020
2Q2020
3Q2020
4Q2020
1Q2021
2Q2021
3Q2021
4Q2021
1Q2022
2Q2022
3Q2022


ANTARCTICA
ORIGINAL
Chopp
BRAHMA

+HSD Premium volume vs LY

+17.0% Net revenue/HL vs LY

+17.7% EBITDA vs LY

+20bps EBITDA margin vs LY



Budweiser
BRAHMA
mike's
Brands for each and everyone
01
Thirst to lead the future
02
A toast to our clients' success
03
Experiences that come to you
04
Together for a Better World
05
ambev
FIFA WORLD CUP Qatar2022
BRAHMA
DUPLO MALTE
SPATEN
PURO MALTE
Zé
BEES

Brazil driving Ambev's results

3Q22 Organic Net Revenue growth (BRL mm)



1,772
NAB
453
Beer
1,319
1,677
314
266
3,401
Brazil
LAS
CAC
Canada
3Q22

3Q22 Organic Normalized EBITDA growth (BRL mm)



557
NAB
198
Beer
359
463
439
22
558
Brazil
LAS
CAC
Canada
3Q22

Below EBITDA and CF

R$ 6.1 b	Cash Flow from Operating Activities
R$ -48m	Working Capital
+4.1%	YTD Normalized Profit

ESG Day (Nov 3rd)

Climate resilience along value chain

Cultural transformation

Roundtable with members of the board

3Q22 was a good start to 2H22

Ambitions for the year:

1. Brazil back to growth
2. Consolidated organic EBITDA above growth of 2021
3. H2 better than H1 in organic Net Revenue and EBITDA, setting us up for a good 2023

3Q22 was a good start to 2H22

Ambitions for the year:

1. Brazil back to growth
2. Consolidated organic EBITDA above growth of 2021
3. H2 better than H1 in organic Net Revenue and EBITDA, setting us up for a good 2023

Focus for 2023

1. Protect liquidity
2. Improve profitability - ROIC & margins
3. Strong cash flow

Q&A